UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Autonomous City of Buenos Aires, February 11, 2026

To:

Comisión Nacional de Valores
Bolsas y Mercados Argentinos S.A.
A3 Mercados S.A.

Re: Material Event – Redemption of Class 8 Notes due August 7, 2026, currently outstanding.

Dear Sirs:

I am writing on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the “Company”), for purposes of complying with Section 2, Chapter I, Title XII of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, the “CNV” as per its acronym in Spanish) (2013 consolidated text, as amended and supplemented), to inform you that, on the date hereof, the Company has resolved to announce the early redemption of its Class 8 Notes issued on August 7, 2025 in an aggregate principal amount of US$80,000,000 (eighty million U.S. dollars), bearing interest at a fixed rate of 8.50% and maturing on August 7, 2026 (the “Class 8 Notes”). The Class 8 Notes were issued under the Company’s Simple Notes Issuance Program (non-convertible into shares) in an aggregate principal amount of up to US$750,000,000 or its equivalent in other currencies (the “Program”), which was authorized by Resolution No. 20,503 of the Board of Directors of the CNV dated October 23, 2019. Amendments to the terms and conditions and updates to the Program were authorized by the CNV Issuers Department on April 8, 2022 (Disposition DI-2022-4-APN-GE#CNV), updated on October 12, 2023 and March 20, 2024. The extension of the Program was authorized on September 24, 2024 pursuant to Disposition DI-2024-72-APN-GE#CNV. The Program was subsequently updated on May 21, 2025.

The proposed redemption will take place on March 2, 2026 and will apply to all Class 8 Notes outstanding as of such date. The redemption will be carried out in accordance with the terms and conditions set forth in the prospectus supplement relating to the Class 8 Notes dated August 1, 2025 (the “Supplement”), published on such date on the CNV website under ID No. 3395745, and in accordance with the Program.

The publication hereof constitutes sufficient notice to the holders of the Class 8 Notes. The redemption will be made at par, plus accrued and unpaid interest up to the Redemption and Payment Date (as defined below), i.e., March 2, 2026. For further information, see the sections “Optional Redemption by the Issuer” in the Supplement and “The Offering, Listing and Trading – Optional Redemption by the Company and/or the Holders” in the Prospectus.

The redemption of the Class 8 Notes will have the following characteristics:

1)	Paying Agent: Caja de Valores S.A. (25 de Mayo 362, Autonomous City of Buenos Aires).
2)	Redemption and Payment Date: March 2, 2026.
3)	Principal Amount and Percentage of Class 8 Notes subject to Redemption: US$80,000,000 and 100%.
4)	Redemption Price: 100% per US$1 of principal amount of each outstanding Class 8 Note.
5)	Interest period to which the interests payment corresponds: from February 7, 2026 through March 2, 2026, inclusive.
6)	Currency of Payment: U.S. dollars.
7)	Principal amount of Class 8 Notes being paid: US$80,000,000.
8)	Applicable Interest Rate: 8.50% per annum.
9)	Interest being paid: US$428,493.15.
10)	Number of days in the period: 23.
11)	Interest percentage to be paid (on the outstanding principal as of the Redemption Date): 0.5356%.

Payment will be made through Caja de Valores S.A. to the persons in whose names the Class 8 Notes are registered as of February 26,2026.

On the Redemption and Payment Date, the Redemption Price, plus any Additional Amounts, if any, will become due and payable to the holders of the Class 8 Notes.

From and after the Redemption and Payment Date, interest on the Class 8 Notes will cease to accrue.

Identification of the Class 8 Notes:

-	Caja de Valores security code: 58825;
-	BYMA/A3 ticker: DNC8; y
-	ISIN: AR0787561361.

Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Supplement, the Prospectus and/or the other offering documents, as applicable.

Very truly yours,

_________________________________

Lucila Ayelen Ramallo

Market Relations Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: February 11, 2026